UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GENOPTIX, INC.

(Name of Subject Company (Issuer))

GO MERGER SUB, INC.

(Offeror)

A Direct Wholly-Owned Subsidiary of

NOVARTIS FINANCE CORPORATION

(Offeror)

An Indirect Wholly-Owned Subsidiary of

NOVARTIS AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Thomas Werlen
Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland
Tel: +41-61-324-1111

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark I. Greene, Esq.

Thomas E. Dunn, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     Third-party tender offer subject to Rule 14d-1.

☐      Issuer tender offer subject to Rule 13e-4.

☐      Going-private transaction subject to Rule 13e-3.

☐      Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Novartis Molecular Diagnostics (MDx) & Genoptix Enhancing Outcomes and Delivering Value Tony Rosenberg, Partnering & Emerging Businesses, Novartis Pharma Mike Nohaile, Head of Novartis MDx

Disclaimer This presentation contains forward-looking statements that can be identified by terminology such as “will”, “aims”, “enhance”, “advancing”, “adding”, “may”, “should” or similar expressions, or by express or implied discussions regarding the potential impact on Novartis of the proposed transaction with Genoptix, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Genoptix and any potential synergies, strategic benefits or opportunities as a result of the proposed transaction. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Genoptix will achieve any particular future financial results or future growth rates or that Novartis or Genoptix will be able to realize any potential synergies, strategic benefits or opportunities as a result of the proposed transaction. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this presentation as of this date and does not undertake any obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise. Important Information The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Novartis will file a tender offer statement with the SEC. Genoptix’s stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Genoptix with the SEC, because they will contain important information that Genoptix’s stockholders should consider before tendering their shares. These documents will be available free of charge at the SEC’s web site (http://www.sec.gov). In addition, a copy of the offer to purchase, letter of transmittal and related tender offer documents (once they become available) may be obtained free of charge by directing a request to Georgeson, Inc., at 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free (888) 206-5896. 2 | Genoptix Presentation | January 26, 2011 | Business Use Only

Today’s Discussion Agenda: Greetings: Mike Nohaile & Tony Rosenberg Genoptix & MDx - An excellent fit: Tony Rosenberg What is Novartis? Tony Rosenberg An introduction to MDx: Mike Nohaile 3 | Genoptix Presentation | January 26, 2011 | Business Use Only

Genoptix & Novartis MDx* An excellent fit * The transaction is conditioned upon the tender acceptance for payment of a majority of the fully diluted shares of Genoptix in the tender offer, regulatory approvals and other customary conditions. Novartis MDx -- Robust, proprietary Dx pipeline (~20 programs) Deep Regulatory (FDA), Dx development and Quality systems expertise Strong clinical and pharmaco-economic capabilities to prove value of tests/services Genoptix -- Broad offering of tests and consultative expertise in liquid tumors Unparalleled “one stop” personalized diagnostic and monitoring service Providing customer-centric diagnostic service to physicians Platform to launch new MDx tests and drive rapid uptake (lab, field force, reimbursement) Result: A comprehensive Personalized Medicine solution driving better patient outcomes and adding value for physicians, payors and providers 4 | Genoptix Presentation | January 26, 2011 | Business Use Only

Our mission We want to discover, develop and successfully market innovative products to prevent and cure diseases, to ease suffering, and to enhance quality of life. We also want to provide a shareholder return that reflects outstanding performance and to adequately reward those who invest ideas and work in our company. What is Novartis? 5 | Genoptix Presentation | January 26, 2011 | Business Use Only

Novartis is a world-leading healthcare company Leading market position One of 30 largest companies by market capitalization Among most respected companies globally FY2009 USD billion Net sales: 44.3 Net income: 8.5 R&D investment: 7.5 Canada and LATAM US Europe Asia/Africa/Australasia Sales by region – FY2009 Key figures 6 | Genoptix Presentation | January 26, 2011 | Business Use Only

We believe our portfolio best meets the varied and often complex needs of patients and societies Environment Patient needs Novartis portfolio Pharmaceuticals Vaccines and Diagnostics Sandoz (Generics) Consumer Health (OTC, Animal Health and CIBA Vision) Full range of healthcare options Innovative medicines Prevention Affordable options Self-care 7 | Genoptix Presentation | January 26, 2011 | Business Use Only

We have a broad healthcare portfolio* Pharmaceuticals Innovative patent-protected medicines Vaccines and Diagnostics Vaccines and diagnostic tools to protect against life-threatening diseases Sandoz Affordable, high-quality generic medicines and biosimilars Consumer Health Strong, trustworthy brands for knowledgeable consumers OTC (Over-the-Counter) • Animal Health • CIBA Vision FY2009 net sales by division Sandoz Pharmaceuticals V&D Consumer Health FY2010 Results not yet available* 8 | Genoptix Presentation | January 26, 2011 | Business Use Only

Strong underlying growth in FY2009 from healthcare portfolio* USD m FY2008 FY 2009 % Growth in USD %LC Net sales 41 459 44 267 7 11 Operating Income 8 964 9 982 11 20 Net Income 8 163 8 454 4 Basic EPS (USD) 3.59 3.70 3 Core Operating Income 10 319 11 437 11 Net Income 9 501 10 267 8 Basic EPS (USD) 4.18 4.50 8 FY2010 Results not yet available* 9 | Genoptix Presentation | January 26, 2011 | Business Use Only

10 | Genoptix Presentation | January 26, 2011 | Business Use Only Growth vs Q4 2008 in LC Strength is broad-based All therapeutic areas grew at double digits

Oncology: 22 pivotal trials ongoing with 7 innovative compounds in multiple indications

Tasigna®

- newly diagnosed CML[1]
- GIST[2]
- cKIT Melanoma

Exjade®

- NTDT[3]
- MDS[4]

Afinitor®

- TSC SEGA[5]
- TSC AML[6]
- Breast ER+
- Breast HER2+ 1st line
- Breast HER2+ 2nd/3d Line
- Gastric
- HCC[7]
- Diffuse Large B-Cell Lymphoma

SOM230

- Cushing's Disease
- Acromegaly
- Carcinoid

LBH589

- Hodgkin's Lymphoma
- Multiple Myeloma

INC424

- Myelofibrosis
- Polycythemia Vera

PKC412

- AML[8]
- ASM[9]

1 *Chronic Myeloid Leukemia*
2 *Gastrointestinal stromal tumor*
3 *Non-transfusion-dependent thalassemia*
4 *Myelodysplastic syndrome*
5 *Tuberous sclerosis complex subependymal giant cell astrocytoma*
6 *Tuberous sclerosis complex angiomyolipomas*
7 *Hepatocellular carcinoma*
8 *Acute Myeloid Leukemia*
9 *Aggressive systemic mastocytosis*

11 | Genoptix Presentation | January 26, 2011 | Business Use Only

NOVARTIS MOLECULAR DIAGNOSTICS

2010 1 Abbott 2 J&J 3 Novartis 4 Roche 5 GlaxoSmithKline 6 AstraZeneca 7 Amgen 8 Merck 9 Sanofi-Aventis 10 BMS Fortune: “World’s Most Admired Companies” Novartis is #3 in the pharmaceutical sector The 10 most admired pharmaceutical companies Methodology: As per evaluation of more than 60 senior pharmaceutical industry executives and financial analysts on a scale from 0 (poor) to 10 (excellent) on nine criteria (community/environment, financial soundness, globalness, long-term investment, innovation, management quality, people management, products/service quality and use of assets. 12 | Genoptix Presentation | January 26, 2011 | Business Use Only

 We seek to constantly innovate Unrivaled pipeline with approximately 136 projects in clinical development Most US approvals in the industry for new molecular entities since 2000 One of the industry’s biggest investors in research 17% of net sales invested in R&D each year since 2007 Innovation is a key priority across Novartis businesses and functions Focusing on unmet medical needs inspires us to connect science with customer insights to develop new products and drive industry standards Information from FY2009* 13 | Genoptix Presentation | January 26, 2011 | Business Use Only

What is Novartis MDx? Located on Novartis HQ Located on NIBR campus Approximately 85 associates with tremendous breadth of dx and pharma experience: Dx Regulatory, Quality, Development, Research, etc. Co-located in Cambridge, MA and Basel, Switzerland Labs located in Cambridge to leverage Novartis Institutes of Biomedical Research (NIBR) Leadership Team members on both sites 14 | Genoptix Presentation | January 26, 2011 | Business Use Only

Improving the selectivity of medical care Transforming the way medicine is practiced Shaping the future of personalized medicine MDx has been set up within the Pharma Division ensuring closest ties for individualized treatment programs Gen Med Oncology Molecular Diagnostics Tony Rosenberg, Partnering & Emerging Businesses Mike Nohaile, Head of MDx Novartis Pharmaceuticals David Epstein Developing innovative tests to inform physician decision-making regarding patient care and treatment 15 | Genoptix Presentation | January 26, 2011 | Business Use Only

What is the best course of treatment for my condition? Is the treatment working? What is my patient's diagnosis? What is the best treatment option for this individual patient? Is this the right medicine for the right patient at the right dose? Is the course of treatment beneficial for this patient? How do we know? What is the evidence of a positive outcome? Addressing the needs of all stakeholders Patients Regulators Physicians Payors 16 | Genoptix Presentation | January 26, 2011 | Business Use Only

Novartis MDx aims to: Ensure we are securing companion diagnostic tests to support Novartis products Focus on tests that: significantly improve clinical decision-making drive better patient outcomes capture the broad biomarker value created by NIBR The Novartis MDx Strategy: Enhancing outcomes & delivering value Accelerating Growth through Partnering 17 | Genoptix Presentation | January 26, 2011 | Business Use Only

MDx portfolio spans all therapeutic areas of Novartis Pharma Novartis MDx has ongoing development programs in all disease areas of Gen Med and Oncology, with expected product launches as soon as 2011. Neurology Cardiovascular Oncology Immuno-Disease & Infections Predicted efficacy Safety Therapy monitoring Disease prognosis 18 | Genoptix Presentation | January 26, 2011 | Business Use Only

What might the future bring? “The acquisition of the Genoptix medical laboratory will serve as a strong foundation for our individualized treatment programs,” said Joseph Jimenez, CEO of Novartis. Genoptix is an innovative company with a talented team of people who share our commitment to transforming the way medicine is practiced. By integrating Genoptix within Novartis, we can greatly enhance the value we add to patients, clinicians, payors and society.” 19 | Genoptix Presentation | January 26, 2011 | Business Use Only

Thank you